______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

[  ] Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

_______________________________________________________

UNION BANK OF CALIFORNIA, NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

94-0304228

I.R.S. Employer Identification No.

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel

Union Bank of California, National Association

400 California Street

Corporate Trust - 12th Floor

San Francisco, CA  94104

(415) 765-2945

(Name, address and telephone number of agent for service)

HONDA AUTO RECEIVABLES 2007-2 OWNER TRUST

(Issuer with respect to the Securities)

AMERICAN HONDA RECEIVABLES CORP.

(Exact name of Registrant as specified in its charter)

California	33-0526079

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20800 Madrona Ave Torrance, California or such other address specified in the applicable Prospectus Supplement	90503
(Address of Principal Executive Offices)	(Zip Code)

Asset-Backed Notes, 2007-2

 (Title of the indenture securities)

______________________________________________________________________________

FORM T-1

Item 1.      GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)

Name and address of each examining or supervising authority to which it is subject.

Office of the Comptroller of the Currency

Washington, D.C. 20219

b)

Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.     AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

In answering this item, the trustee has relied, in part, upon information furnished by the obligor, and the trustee disclaims responsibility for the accuracy or completeness of such information.  The trustee has also examined its own books and records for the purpose of answering this item.

Items 3-15

Items 3-15 are not applicable because, to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.     LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.   A copy of the Articles of Association of the Trustee.*

2.   A copy of the certificate of authority of the Trustee to commence business.*

3.

A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.

A copy of the existing bylaws of the Trustee.*

5.

Not applicable.

6.

The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.

7.

A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.

Not Applicable

9.

Not Applicable

* Incorporated by reference to exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25.1 to the Form S-4 dated March 17, 2003 of Star Gas Partners, L.P. file number 333-103873.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, Union Bank of California, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 31st day of May, 2007.

Union Bank of California, National Association

By: /S/  PATRICIA PHILLIPS-COWARD

              Patricia Phillips-Coward

        Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE

REQUIRED BY SECTION 321(b) OF THE ACT

May 31, 2007

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the proposed issuance of  Asset-Backed Notes and Asset-Backed Certificates of American Honda Finance Corporation (Sponsor of the Trusts) and American Honda Receivables Corp. (Depositor of the Trusts), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

Sincerely,

Union Bank of California, N.A.

By:

/S/   PATRICIA PHILLIPS-COWARD

Patricia Phillips-Coward

Vice President

Exhibit 7

Consolidated Report of Condition of

Union Bank of California, National Association

of San Francisco in the State of California, at the close of business March 31, 2007, published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

BALANCE SHEET

Dollar Amounts In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterst-bearing balances and currency and coin	$1,913,933
Interest-bearing balances	1,008,327
Securities:
Held-to-maturity securities	0
Available-for-sale securities	8,585,671
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	2,647,300
Securities purchased under agreements to resell	100,000
Loans and lease financing receivables:
Loans and leases held for sale	58,200
Loans and leases, net of unearned income	36,569,599
LESS: Allowance for loan and lease losses	323,085
Loans and leases, net of unearned income and allowance	36,246,514
Trading assets	292,529
Premises and fixed assets	491,088
Other real estate owned	134
Investments in unconsolidated subsidiaries and associated companies	0
Not applicable
Intangible assets:
Goodwill	453,489
Other intangible assets	27,148
Other assets	2,178,217

Total assets	54,002,550

Exhibit 7

LIABILITIES

Deposits:
In domestic offices	42,530,846
Noninterest-bearing	16,186,595
Interest-bearing	26,344,251
In foreign offices, Edge and Agreement subsidiaries, and IBFs	2,893,948
Noninterest-bearing	0
Interest-bearing	2,893,948
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	488,531
Securities sold under agreements to repurchase	61,014
Trading liabilities	160,555
Other borrowed money	1,642,349
Not applicable
Not applicable
Subordinated notes and debentures	823,224
Other liabilities	921,892
Total liabilities	49,522,359

Minority interest in consolidated subsidiaries	0

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	604,577
Surplus	1,560,374
Retained earnings	2,546,134
Accumulated other comprehensive income	-230,894
Other equity capital components	0

Total equity capital	4,480,191

Total liabilities, minority interest, and equity capital	54,002,550

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